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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

Amendment No.: 5

Name of Issuer:  Avalon Holdings Corporation

Title of Class of Securities:  Common Stock

CUSIP Number:  053438109

  (Date of Event Which Requires Filing of this Statement)

                     December 31, 2001

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP Number:  053438109

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Constable Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

         443,946

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

         443,946

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         443,946

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          13.9%




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12. Type of Reporting Person

          PN


















































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CUSIP Number:  053438109

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          John Constable d/b/a Constable Asset Management,
          Ltd.

2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

          27,200

6.  Shared Voting Power:

          478,846

7.  Sole Dispositive Power:

          27,200

8.  Shared Dispositive Power:

          478,846

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          506,046

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          15.8%



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12. Type of Reporting Person

          IN


















































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         This Schedule 13G Amendment Number 5 (the "Filing")
is being filed by the Reporting Persons to correct a clerical error contained in the previously filed Schedule
13G Amendments Numbers 3 and 4 (the "Previous Filings") filed by the Reporting Persons. The Filing is not being made to report any change in the actual amount of the securities of the Issuer in the actual amount of the securities of the Issuer beneficially owned by any Reporting Person making this Filing -- the total shares of the Issuer beneficially owned by the Reporting Persons have not changed since the Previous Filing.

         Rather, this Filing is being made to correct the mistaken address reported in Line 2(a)-(c) "Name, Principal
Business Address, and  Citizenship of Persons Filing" for
John Constable d/b/a Constable Asset Management, Ltd. and
Constable Partners, L.P. in the Previous Filings. The address changed on September 1, 2001 and was incorrectly listed in the Previous Filings.

Item 1(a)   Name of Issuer:  Avalon Holdings Corporation

      (b)   Address of Issuer's Principal Executive Offices:

            1 American Way
            Warren, Ohio 44484

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

            John Constable d/b/a Constable Asset Management,
            Ltd.
            Constable Partners, L.P.
            41 Leopard Road
            Suite 202
            Paoli, PA 19301

            Constable Partners, L.P. - Delaware limited partnership

            John Constable - United States citizen

         (d)                      Title of Class of
Securities:  Class A Common Stock (the "Common Stock")

         (e)                      CUSIP Number:  053438109


Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:


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    (a)  / / Broker or dealer registered under Section 15 of
             the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.

             (a)   Amount Beneficially Owned:  443,946
                   shares owned by Constable Partners, L.P.;
                   506,046 shares owned by John Constable

             (b)   Percent of Class:  13.9% by Constable
                   Partners, L.P.; 15.8% by John Constable

             (c) Constable Partners, L.P.: 0 shares with sole power to vote or to direct the vote; 443,946 shares with shared power to vote or to direct the vote; 0 shares with sole power to dispose of or to direct the disposition of; 443,946 shares with



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                   shared power to dispose of or to direct
                   the disposition of;

                   John Constable: 27,200 shares with sole
                   power to dispose of or to direct the
                   disposition of; 506,046 shares with
                   shared power to dispose of or to direct
                   the disposition of; 27,200 shares with
                   sole power to dispose of or to direct the disposition of; 506,046 shares with shared power to dispose of or to direct the disposition of.

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A





































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Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported by the Parent
Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.























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         After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


CONSTABLE PARTNERS, L.P.

By: /s/ John Constable
    ______________________
    JOHN CONSTABLE
    General Partner

    /s/ John Constable
    ______________________
    JOHN CONSTABLE d/b/a
    Constable Asset Management, Ltd.

March 11, 2002



































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                         AGREEMENT

         The undersigned agree that this Schedule 13G No. 5

dated March 11, 2002 relating to the Common Stock of Avalon

Holdings Corporation shall be filed on behalf of the

undersigned.


                             CONSTABLE PARTNERS, L.P.

                             By:   /s/ John Constable
                                 _______________________________
                                 John Constable, General Partner


                                  /s/ John Constable
                                 _______________________________
                                  John Constable d/b/a Constable
                                  Asset Management, Ltd.































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